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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

MUSICLAND STORES CORPORATION
(Name of Subject Company (Issuer))

EN ACQUISITION CORP. (Offeror)

a wholly-owned subsidiary of
BEST BUY CO., INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Richard M. Schulze
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 947-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$461,638,347	$92,328

*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 32,125,155 shares of common stock, at par value $0.01 per share, of Musicland Stores Corporation and a maximum of 4,658,777 shares issuable upon exercise of outstanding stock options, at a price per share of $12.55 in cash (the "Offer Price"). Such number of shares represents all such shares outstanding as of December 5, 2000 on a fully-diluted basis. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by EN Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Musicland Stores Corporation, a Delaware corporation ("Musicland"), at a purchase price of $12.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.  Summary Term Sheet.

    The information set forth in the Offer to Purchase under "Summary Term Sheet," is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	The name of the subject company is Musicland Stores Corporation, a Delaware corporation. The address of Musicland's principal executive offices is 10400 Yellow Circle Drive, Minnetonka, MN, 55343. Its telephone number is 952-931-8000.
(b)
The class of equity securities to which this Schedule TO relates is Common Stock, par value $0.01 per Share of Musicland, including the associated Company Rights (as defined in the Introduction to the Offer to Purchase filed as an exhibit herewith). The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase under Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.  Identity And Background of Filing Person.

(a)-(c)	This Statement is being filed by the Purchaser and Best Buy. The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Certain Information Concerning the Purchaser and Best Buy") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of The Transaction.

(a)(1)(i-viii, xii), (a)(2)(i-iv, vii).	The information set forth in the Offer to Purchase under "Introduction", Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain United States Tax Considerations"), Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Stockholder Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements"), Section 14 ("Certain Conditions of the Offer"), and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(a)(1)(ix-xi)	Not applicable.
(a)(2)(v-vi)	Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)	No transactions required to be disclosed pursuant to this item, other than those described in paragraph (b), have occurred during the past two years between the filing person and Musicland or any of its affiliates that are not natural persons or any of its executive officers, directors or affiliates that are natural persons.
(b)
The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning Purchaser and Best Buy"); Section 11 ("Background of the Offer; Contacts with Musicland") and Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under "Introduction", Section 11 ("Background of the Offer; Contacts with Musicland") and Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.
(c)(1)-(7)
The information set forth in the Offer to Purchase under "Introduction", Section 17 ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing and Exchange Act Registration"), Section 11 ("Background of the Offer; Contacts with Musicland"), Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase under Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Best Buy"), Section 11 ("Background of the Offer; Contacts with Musicland") and Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Stock Option Agreement; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.  Financial Statements.

(a)-(b)	The Purchaser and Best Buy do not believe that any of the financial statements of either of them or of any of their affiliates are material to a decision by stockholders of Musicland whether to sell, tender or hold Shares because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the offer is for all outstanding securities of the subject class.

Item 11.  Additional Information.

(a)	The information set forth in the Offer to Purchase under "Introduction", Section 7 ("Effect of the Offer on the Market for the Shares, New York Stock Exchange Listing and Exchange Act Registration"), Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(b)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.  Exhibits.

99(a)(1)(A)	Offer to Purchase, dated December 21, 2000.
99(a)(1)(B)	Letter of Transmittal.
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Form of letter from Beacon Hill Partners, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(1)(G)	Press release issued by Best Buy on December 7, 2000 (incorporated herein by reference to Exhibit 99.1 of Best Buy's Schedule TO-C filed on December 7, 2000).
99(a)(1)(H)	Transcript of a conference call held by Best Buy on December 7, 2000 (incorporated herein by reference to Exhibit 99.1 of Best Buy's Schedule TO-C filed on December 12, 2000).
99(a)(1)(I)	Transcript of portions of a conference call held by Best Buy on December 12, 2000 (incorporated herein by reference to Exhibit 99.1 of Best Buy's Schedule TO-C filed on December 15, 2000).
99(a)(1)(J)	Summary Advertisement, dated December 21, 2000, appearing in the Wall Street Journal.
99(a)(1)(K)
Press release issued by Best Buy on December 21, 2000. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.
99(b)	Not applicable.
99(d)(1)
Agreement and Plan of Merger, dated December 6, 2000, by and among Musicland, the Purchaser and Best Buy (incorporated herein by reference to Exhibit 2.1 of Best Buy's Current Report on Form 8-K filed on December 8, 2000).
99(d)(2)
Stock Option Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Musicland (incorporated herein by reference to Exhibit 2.2 of Best Buy's Current Report on Form 8-K filed on December 8, 2000).

99(d)(3)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Jack W. Eugster (incorporated herein by reference to Exhibit 2.3 of Best Buy's Current Report on Form 8-K filed on December 8, 2000).
99(d)(4)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Keith A. Benson (incorporated herein by reference to Exhibit 2.4 of Best Buy's Current Report on Form 8-K filed on December 8, 2000).
99(d)(5)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Kenneth F. Gorman (incorporated herein by reference to Exhibit 2.5 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(6)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and William A. Hodder (incorporated herein by reference to Exhibit 2.6 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(7)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Josiah O. Low, III (incorporated herein by reference to Exhibit 2.7 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(8)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Terry T. Saario (incorporated herein by reference to Exhibit 2.8 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(9)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Alfred Teo and Annie Teo (incorporated herein by reference to Exhibit 2.9 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(10)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr. (incorporated herein by reference to Exhibit 2.10 of Best Buy's Current Report filed on Form 8-K filed on December 8, 2000)
99(d)(11)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Tom F. Weyl (incorporated herein by reference to Exhibit 2.11 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(12)
Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy, the Purchaser and Michael W. Wright (incorporated herein by reference to Exhibit 2.12 of Best Buy's Current Report on Form 8-K filed on December 8, 2000)
99(d)(13)	Mutual Nondisclosure, Nonsolicitation and Exclusivity Agreement, dated August 31, 2000, by and between Best Buy and Musicland.
99(d)(14)	First Amendment and Clarification to Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc., Best Buy and Jack W. Eugster.
99(d)(15)	First Amendment and Clarification to Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc., Best Buy and Keith A. Benson.
99(d)(16)	Consulting Agreement, dated December 6, 2000, by and between Best Buy and Jack W. Eugster.

99(d)(17)	Post-Merger Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc. and Keith A. Benson.
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EN ACQUISITION CORP.
By:	/s/ ALLEN U. LENZMEIER Name: Allen U. Lenzmeier Its: Executive Vice President and Chief Financial Officer
BEST BUY CO., INC.
By:	/s/ ALLEN U. LENZMEIER Name: Allen U. Lenzmeier Its: Executive Vice President and Chief Financial Officer

Dated: December 21, 2000

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase, dated December 21, 2000.
99(a)(1)(B)	Letter of Transmittal.
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Form of letter from Beacon Hill Partners, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(1)(J)	Summary Advertisement, dated December 21, 2000, appearing in the Wall Street Journal.
99(a)(1)(K)	Press release issued by Best Buy on December 21, 2000.
99(d)(13)	Mutual Nondisclosure, Nonsolicitation and Exclusivity Agreement, dated August 31, 2000, by and between Best Buy and Musicland.
99(d)(14)	First Amendment and Clarification to Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc., Best Buy and Jack W. Eugster.
99(d)(15)	First Amendment and Clarification to Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc., Best Buy and Keith A. Benson.
99(d)(16)	Consulting Agreement, dated December 6, 2000, by and between Best Buy and Jack W. Eugster.
99(d)(17)	Post-Merger Employment Agreement, dated December 6, 2000, by and between Musicland, Musicland Group, Inc. and Keith A. Benson.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity And Background of Filing Person.
  Item 4. Terms of The Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX